

March 7, 2013

Via E-mail
Eric W. Narowski
Chief Financial Officer
Harris Interactive Inc.
60 Corporate Woods
Rochester, NY 14623

> **Re: Harris Interactive Inc.**
> **Form 10-K for fiscal year ended June 30, 2012**
> **Filed September 25, 2012**
> **File No. 0-27577**

Dear Mr. Narowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended June 30, 2012

General

1.   Please tell us whether you consider Adjusted EBITDA to be a key performance indicator and your basis therein. In this regard, we note the disclosure of Adjusted EBITDA in your earnings releases. We may have further comments.

Item 1. Business, page 3

Our Intellectual Property and Other Proprietary Rights, page 6

2.   In future Exchange Act periodic reports, as applicable, please disclose the duration of the intellectual property referenced in this subsection. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Significant Factors Affecting Company Performance, page 34</u>

<u>Key Operating Metrics, page 34</u>

3.   Please provide us, and enhance your disclosure to include, a more complete definition of bookings. In your description of bookings, you state that bookings represent the contract value of revenue-generating projects that are anticipated to take place during the next four fiscal quarters. Please clarify whether bookings for each quarter are expected to take place over the succeeding four quarters, if these amounts are expected to take place during that quarter only, or if the bookings are expected to take place over the succeeding quarter.

4.   Please provide us, and enhance your disclosure to include, a more complete definition of secured revenue. In your response please provide us with a more robust explanation of what this metric represents, how it is used by management, and how it differs from bookings.

<u>Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 53</u>

<u>Foreign Currency Exchange Rate Risk, page 54</u>

5.   In future periodic filings, please provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Canadian dollar and Euro given each currency's significant impact to your operations; refer to Item 305(a)(ii)(A) of Regulation S-K. Alternatively, if you believe that your exposure to impacts of changes in foreign currency exchange rates for the currencies noted above continues to not be material, please provide us an analysis supporting your conclusion.

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>15 – Income Taxes, page 71</u>

6.   Please explain to us why the increase in your deferred tax liability during the third quarter of 2011 resulted in an offsetting reduction to the valuation reserve recorded against U.S. deferred tax assets.

<u>Exhibits</u>

7.   In future Exchange Act periodic reports, please include your XBRL documents in your exhibit index.

<u>Definitive Proxy Statement filed September 26, 2012</u>

<u>Cash Bonus Plans, page 21</u>

8.   Please tell us the quantifiable metrics that were used as targets for the reported period and provide similar disclosure in future filings as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney-Adviser at 202.551.3386 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant